Exhibit 99.1

June 7, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that as of the date above, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has been notified of Resolution No. 218 of Banco Central de la República Argentina, which authorizes Mr. Fabian E. Kon to act as CEO of Banco Galicia.

Yours faithfully,

A. Enrique Pedemonte Attorney in fact Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.